UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42568

EPSIUM ENTERPRISE LIMITED

c/o Companhia de Comércio Luz Limitada

Alameda Dr. Carlos D’assumpcao

Edf China Civil Plaza 235-243, 14 Andar P

Macau, SAR China

+853-2857-5232

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On June 18, 2026, EPSIUM ENTERPRISE LIMITED (the “Company”) issued a press release announcing the launch of the Company’s new website. The new website can be found at www.epsium.co.

The new website has been designed to provide investors, customers, and other stakeholders with enhanced access to information regarding the Company’s business, products, services, and corporate developments. We encourage investors, the media, our customers, business partners and other stakeholders to review the information we post on our website, in addition to following our press releases, SEC filings, public conference calls and webcasts.

A copy of the press release is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EPSIUM ENTERPRISE LIMITED

Date: June 18, 2026	By:	/s/ Son I Tam
	Name:	Son I Tam
	Title:	Chief Executive Officer

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